EXHIBIT 4.16

        Pursuant to item 601(4)(ii)(A) of Regulation S-K, the Company has not set forth as exhibits instruments with respect to long-term debt where the total amount of securities authorized thereunder by each instrument individually do not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis, and the Company hereby agrees to furnish a copy of such instruments to the Commission upon request.